March 28, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: ImmunityBio, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of ImmunityBio, Inc. (the “Company”), we submit for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 (the “Registration Statement”) covering resale of certain securities by the Selling Stockholders identified in the Registration Statement and write to notify you that the Company does not intend to request the Registration Statement be made effective until such time as it has filed the definitive proxy statement for its 2024 annual meeting of stockholders, which will include and incorporate by reference in to the Company’s Form 10-K for the fiscal year ended December 31, 2023, the information required by Part III of Form 10-K.

Please call me at (858) 209-1020 with any questions or comments.

Best regards, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Thomas E. Hornish
Thomas E. Hornish